Myovant Sciences Ltd.

Clarendon House, 2 Church Street

Hamilton HM11, Bermuda

October 24, 2016

VIA EMAIL AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Suzanne Hayes, Assistant Director

Dorrie Yale, Staff Attorney

Joseph McCann, Staff Attorney

Re:	Myovant Sciences Ltd.

Registration Statement on Form S-1

File No. 333-213891

Acceleration Request
Requested Date:	Tuesday, October 25, 2016
Requested Time:	4:30 p.m., Eastern Daylight Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Myovant Sciences Ltd. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement to become effective on October 25, 2016, at 4:30 p.m., Eastern Daylight Time, or as soon as practicable thereafter, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission (the “Staff”). The Registrant hereby authorizes each of John T. McKenna and Alison Haggerty of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

In connection with this request, the Registrant acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Myovant Sciences Ltd.

By:	/s/ Lynn Seely
Name:	Lynn Seely, M.D.
Title:	Principal Executive Officer

cc:	Frank Karbe, Myovant Sciences, Inc.

Marianne L. Romeo, Myovant Sciences Ltd.

Alan Roemer, Roivant Sciences, Inc.

Matthew Gline, Roivant Sciences, Inc.

Frank F. Rahmani, Cooley LLP

John T. McKenna, Cooley LLP

Alison Haggerty, Cooley LLP

Marc D. Jaffe, Latham & Watkins LLP

Nathan Ajiashvili, Latham & Watkins LLP